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                                                                    EXHIBIT 99.2

                                    [LOGO]
                                     NEWS

                                         Analyst contact:    Melissa Marsden
                                                             303-384-5652
                                         Media contract:     Karen Rugen
                                                             303-384-5076

            BOSTON CHICKEN TO CONVERT LOAN IN EINSTEIN BROS. BAGELS

GOLDEN, COLO., May 30, 1996 -- Boston Chicken, Inc. (Nasdaq NMS: BOST) said today that it intends to convert its $120 million loan to Einstein Bros. Bagels, Inc. (EBBI) into a majority equity interest. Earlier today, EBBI announced it has filed a Registration Statement for an initial public offering of 2.2 million shares of common stock.

In connection with the initial public offering, Boston Chicken plans to purchase two million additional EBBI shares in a concurrent private placement. Mark Stephens, vice chairman and chief financial officer of Boston Chicken, Inc., said, "Our confidence in the potential for EBBI is reflected in our planned purchase of additional equity at the same net price to EBBI as the public will pay in the proposed offering."

After the initial public offering and concurrent private placement, which are expected to be completed later this summer, Boston Chicken's interest in EBBI is anticipated to be approximately 60%. In connection with these transactions, it is expected that Scott Beck, co-chairman of Boston Chicken, Inc., will assume the additional role of chairman of EBBI.

EBBI was formed in March 1995, funded in part by an $80 million convertible loan from Boston Chicken, Inc. In January 1996, the loan was increased to $120 million to support EBBI's acquisition of Noah's New York Bagels, Inc., the pre-eminent West Coast bagel retailer. To reflect its dual-brand strategy of developing both Einstein Bros. and Noah's New York Bagel stores, EBBI intends to change its name to Einstein/Noah Bagel Corp.

Boston Chicken, Inc. franchises and operates Boston Market(R) retail food service stores that specialize in homestyle meals featuring rotisserie-roasted Boston Chicken(R) and turkey breast, Hearth Honey(TM) hams, double-sauced meat loaf, hot, hand-carved Boston Carver(TM) sandwiches and fresh vegetables, salads and other side dishes, including mashed potatoes made from scratch. Boston Market meals combine the freshness and quality of traditional home cooking with convenience and value. As of May 29, 1996, there were 905 Boston Market stores in 37 states and the District of Columbia.